Exhibit 99.122

Gunnison Copper Submits Mined Land Reclamation Plan Permit Amendment and Outlines Path to Fully Permitted Gunnison Project by Mid-2028

MLRP Approval Expected by Year-End 2026, Building on Gunnison’s Proven Permitting Track Record, with all Permit Approvals needed to enable a Final Investment Decision by Mid-2028

Phoenix, Arizona—(Newsfile Corp. - September 17, 2026) - Gunnison Copper Corp. (TSX: GCU) (OTCQB: GCUMF) (FSE: 3XS0) (“Gunnison” or the “Company”) is pleased to announce that it has submitted an application to amend the Mined Land Reclamation Plan (“MLRP”) for its flagship open-pit Gunnison Project in Cochise County, Arizona. The Company expects the MLRP permit amendment to be approved before the end of 2026, following the applicable review process.

The MLRP amendment represents one of three principal state permit amendments required to advance the Gunnison Project under its planned open-pit development configuration. The other two are amendments to the Company’s existing Aquifer Protection Permit (“APP”) and Air Quality Permit (“AQP”).

“Submission of the amended MLRP application is another important step toward fully permitting the Gunnison Project and positioning it for a potential Final Investment Decision by mid-2028, subject to completion of a feasibility study on an accelerated timeline,” said Craig Hallworth, President and Chief Executive Officer of Gunnison Copper. “Permitting remains one of the most significant hurdles to bringing new mines into production in the United States, and we believe our proven permitting ability, as demonstrated by permitting the restart of the Johnson Camp Mine in under 12 months, is a key differentiator for Gunnison. With substantial work already completed and a clear permitting path, we expect Gunnison to be fully permitted within two years.”

Update on Additional Permitting Activities

The Gunnison Project is subject to a state-led permitting process. The MLRP is administered by the Arizona State Mine Inspector, while the APP and AQP are administered by the Arizona Department of Environmental Quality (“ADEQ”).

Aquifer Protection Permit

The Company is advancing the engineering and technical work required to support an amendment to its existing APP. Gunnison is targeting submission of the APP amendment in the first quarter of 2027, with opportunities being evaluated to accelerate that timeline.

Following submission, the Company currently anticipates an approximately 12- month review and approval process by ADEQ with the final permit approval expected by Q1 2028

Air Quality Permit

The Company currently expects to submit its AQP amendment in mid-2027 and is targeting receipt of the amended permit in mid-2028.

Interstate 10 Relocation

In parallel with the state permitting process, Gunnison continues to advance planning related to the proposed relocation of a portion of Interstate 10 (“I-10”) that crosses the Gunnison Project area.

The Company currently plans to submit a Letter of Intent to the Arizona Department of Transportation (“ADOT”) in this quarter to formally commence the relocation process. Gunnison is targeting approval of the associated Design Concept Report (“DCR”) by the end of 2027.

The I-10 relocation process is separate from the three principal state permit amendments described above and will progress in parallel with the Company’s broader engineering, permitting and technical study activities.

The Company will continue to provide updates as it achieves key milestones across the permitting and project development process.

ABOUT GUNNISON COPPER

Gunnison Copper Corp. is a multi-asset pure-play copper developer and producer that controls the Cochise Mining District (the district), containing 12 known deposits within an 8 km economic radius, in the Southern Arizona Copper Belt.

Its flagship asset, the Gunnison Copper Project, has a main pit Measured and Indicated Mineral Resource containing over 846 million tons with a total copper grade of 0.33% containing 5.19 billion pounds of copper (Measured Mineral Resource of 192 million tons at 0.37% containing 1.42 billion pounds of copper and Indicated Mineral Resource of 655 million tons at 0.31% containing 3.77 billion pounds of copper).

The Strong & Harris satellite deposit, located approximately 1.9 miles from the Gunnison processing facilities, is also included in the mine plan and hosts an Inferred Mineral Resource of 76 million tons grading 0.49% total copper (0.32% CuOx) at a 0.07% cutoff, 0.56% zinc and 0.12 oz/ton silver, containing approximately 740 million pounds of copper, including 483 million pounds of oxide copper, as well as zinc (856 million pounds) and silver (9.0 million ounces).

A preliminary economic assessment (“PEA”) was completed in March 2026 for the Gunnison Project yielding robust economics including an NPV8% of $2 billion, IRR of 23%, and payback period of 3.9 years. It is being developed as a conventional operation with open pit mining, heap leach, and SX/EW refinery to produce finished copper cathode on-site with direct rail link. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

In addition, Gunnison’s Johnson Camp Asset, which is now in production, is fully funded by Nuton LLC, a Rio Tinto Venture, with a production capacity of up to 25 million lbs of finished copper cathode annually.

Other significant deposits controlled by Gunnison in the district, with potential to be economic satellite feeder deposits for Gunnison Project infrastructure, include South Star, and eight other deposits.

For more information on the Company, please visit our website at www.GunnisonCopper.com.

For additional information on the Gunnison Project please refer to the technical report titled “Gunnison Project NI 43-101 Technical Report, Preliminary Economic Assessment, Cochise County, Arizona, USA” with an effective date of March 18, 2026 filed on SEDAR+ at www.sedarplus.ca.

For additional information on the Johnson Camp Mine please refer to the technical report titled “Johnson Camp Mine NI 43-101 Technical Report, Cochise County, Arizona, USA” with an effective date of March 18, 2026 filed on SEDAR+ at www.sedarplus.ca.

Dr. Roland Goodgame, Senior VP of Project Development of the Company is a Qualified Person as defined by NI 43-101. Dr. Goodgame has reviewed and approved the technical information contained in this news release.

For further information regarding this press release, please contact:

Gunnison Copper Corp.

Concord Place, Suite 300, 2999 North 44th Street, Phoenix, AZ, 85018

Melissa Mackie

T: 647.533.4536

E: info@GunnisonCopper.com

www.GunnisonCopper.com

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” concerning anticipated developments and events that may occur in the future. Forward looking information contained in this news release includes, but is not limited to, statements with respect to: (i) the intention to deploy the Nuton® technology at the Johnson Camp mine and future production therefrom; (ii) the continued funding of the stage 2 work program by Nuton; (iii) the details and expected results of the stage two work program; (iv) future production and production capacity from the Company’s mineral projects; (v) the results of the preliminary economic assessment on the Gunnison Project; (vi) the exploration and development of the Company’s mineral projects; (vii) the details and timelines associated with the Company’s PFS work program; (viii) the expected results of the Company’s PFS work program; and (ix) expectations regarding the permitting process including timelines and expected receipt of required permits.

In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, Nuton will continue to fund the stage 2 work program, the availability of financing to continue as a going concern and implement the Company’s operational plans, the estimation of mineral resources, the realization of resource estimates, copper and other metal prices, the timing and amount of future development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs (including the price of acid), the availability of labour, material and acid supply, receipt of and compliance with necessary regulatory approvals and permits, timelines for government review of permit applications, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks related to the Company not obtaining adequate financing to continue operations, Nuton failing to continue to fund the stage 2 work program, the breach of debt covenants, risks inherent in the construction and operation of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not be sustained at the Gunnison Copper Project, risks related to the delay in review and approval of work plans and permits, variations in mineral resources and reserves, grade or recovery rates, risks relating to the ability to access infrastructure, risks relating to changes in copper and other commodity prices and the worldwide demand for and supply of copper and related products, risks related to increased competition in the market for copper and related products, risks related to current global financial conditions on the Company’s business, uncertainties inherent in the estimation of mineral resources, access and supply risks, risks related to the ability to access acid supply on commercially reasonable terms, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the construction or mining process, regulatory risks including the risk that permits may not be obtained in a timely fashion or at all, financing, capitalization and liquidity risks, risks related to disputes concerning property titles and interests, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s reports and filings with applicable Canadian securities regulators.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/314734